SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 3)(1)


                            PIONEER COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   723643300
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               March 5, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   723643300
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,887,256

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,887,256

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,887,256

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     18.87%

12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   723643300
            ---------------------


Item 1(a).  Name of Issuer:


            Pioneer Companies, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            700 Louisiana
            Suite 4300
            Houston, Texas 77002
            ____________________________________________________________________


Item 2(a).  Name of Person Filing:


            (1)     James D. Bennett
            (2)     Bennett Restructuring Fund, L.P. ("BRF")(1)
            (3)     Bennett Restructuring Fund II, L.P. ("BRF II")(1)
            (4)     Bennett Offshore Restructuring Fund, Inc. ("BORF")(1)
            (5) Barclays Global Investors Distressed Specialist Fund I ("Barclays Distressed")(2)

---------

     1 The general partner of each of BRF and BRF II is Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership. The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. Mr. Bennett is the President and a director of BCC. Mr. Bennett also is a director of BORF.

     BRF, BRF II, RCA, BORF and BCC each are involved in the business of investment management. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these funds. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

     2 Barclays Distressed is a unit trust organized under the laws of Ireland. Barclays Global Investors Limited ("BGI"), a limited company organized under the laws of England and Wales, is the manager of Barclays Distressed. BGI appointed RCA as a sub-advisor to Barclays Distressed. RCA provides investment management services to Barclays Distressed pursuant to an agreement between RCA and Barclays Distressed.

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            (1)     James D. Bennett, BRF and BRF II:

                       2 Stamford Plaza
                       Suite 1501
                       281 Tresser Boulevard
                       Stamford, Connecticut 06901

            (2)     BORF:

                       P.O. Box 2003 GT
                       Grand Pavilion Commercial Centre
                       Bougainvillea Way
                       802 West Bay Road
                       Grand Cayman, Cayman Islands

            (3)     Barclays Distressed:

                       Abbey Court
                       Irish Life Centre
                       Lower Abbey Street
                       Dublin 1
                       Ireland
            ____________________________________________________________________

Item 2(c).  Citizenship:


            (1)     James D. Bennett:            USA
            (2)     BRF:                         Delaware limited partnership
            (3)     BRF II:                      Delaware limited partnership
            (4)     BORF:                        Cayman Islands exempted company
            (5)     Barclays Distressed:         Ireland unit trust
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, $0.01 par value per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            723643300
            ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          James D. Bennett:        1,887,256
          BRF:                       860,023
          BRF II:                    398,287
          BORF:                      506,166
          Barclays Distressed:       122,780

          ______________________________________________________________________

     (b)  Percent of class:

          James D. Bennett:          18.87%
          BRF:                        8.60%
          BRF II:                     3.98%
          BORF:                       5.06%
          Barclays Distressed:        1.23%


          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                                                        _______________________,

                                   James D. Bennett:                  0
                                   BRF:                               0
                                   BRF II:                            0
                                   BORF:                              0
                                   Barclays Distressed:               0

          (ii)  Shared power to vote or to direct the vote

                                    James D. Bennett:          1,887,256
                                    BRF:                         860,023
                                    BRF II:                      398,287
                                    BORF:                        506,166
                                    Barclays Distressed:         122,780
                                                         _____________________,

          (iii) Sole power to dispose or to direct the disposition of

                                    James D. Bennett:                0
                                    BRF:                             0
                                    BRF II:                          0
                                    BORF:                            0
                                    Barclays Distressed:             0
                                                          _____________________,

          (iv) Shared power to dispose or to direct the disposition of

                                    James D. Bennett:          1,887,256
                                    BRF:                         860,023
                                    BRF II:                      398,287
                                    BORF:                        506,166
                                    Barclays Distressed:         122,780
                                                          _____________________.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 6, 2003
                                        ----------------------------------------
                                                        (Date)


                                        /s/ James D. Bennett
                                        ----------------------------------------
                                            James D. Bennett



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

75252.0000 #389594